03013858

AB 3/5/03

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED MAR 03 2003 WASH, D.C. 155 PROCESSING SECTION

SEC FILE NUMBER
8- 49571

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Santander Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

221 Ponce de Leon Avenue, Suite 600
(No. and Street)

San Juan (City) Puerto Rico (State) 00917-1825 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jesus Mendez (787) 759-5330
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — if individual, state last, first, middle name)

1200 Hato Rey Tower 268 Munoz Rivera Ave. San Juan, PR 00918-2511
(Address) (City) (State) Zip Code)

CHECK ONE:

- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jesus Mendez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Santander Securities Corporation, as of December 31, ~~19~~ XX 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Affidavit # 610

Jesus F. Mendez
Signature

Financial Operations Principal
Title

Notary Public

JOSE ALBERTO SOSA LLORENS ABOGADO NOTARIO PUERTO RICO

SWORN AND SUBSCRIBED BEFORE ME BE JESUS F. MENDEZ, OF LEGAL AGE, MARRIED AND RESIDENT OF GUAYNABO, PUERTO RICO AS FINANCIAL OPERATIONS PRINCIPAL OF SANTANDER SECURITIES, PERSONALLY KNOWN TO ME THIS 28TH OF FEBRUARY, 2003 IN SAN JUAN, PUERTO RICO.

This report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Deloitte & Touche LLP
1200 Hato Rey Tower
268 Muñoz Rivera Avenue
San Juan, Puerto Rico 00918-2511

Tel: (787) 759-7171
Fax: (787) 756-6340
www.us.deloitte.com

Deloitte & Touche

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

February 17, 2003

To the Board of Directors of
Santander Securities of Puerto Rico and Subsidiary:

In planning and performing our audit of the consolidated financial statements of Santander Securities Corporation and Subsidiary (the Company, a Puerto Rico corporation and a wholly owned subsidiary of Santander Central Hispano S.A.) for the year ended December 31, 2002 (on which we issued our report dated February 17, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Yours truly,

Stamp No. 1857036

affixed to original.

SANTANDER SECURITIES CORPORATION AND SUBSIDIARY
(An Indirect Wholly-Owned Subsidiary of Santander Central Hispano, S.A.)

Independent Auditors' Report

Consolidated Statement of Financial Condition
December 31, 2002

(Public Document)

Deloitte & Touche LLP
1200 Hato Rey Tower
268 Muñoz Rivera Avenue
San Juan, Puerto Rico 00918-2511

Tel: (787) 759-7171
Fax: (787) 756-6340
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Santander Securities Corporation

We have audited the accompanying consolidated statement of financial condition of Santander Securities Corporation and Subsidiary (the "Company", a Puerto Rico corporation and an indirect wholly owned subsidiary of Santander Central Hispano, S.A.) as of December 31, 2002. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Santander Securities Corporation and Subsidiary at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated statement of financial condition, effective January 1, 2002 the Company changed its method of accounting for goodwill to conform with Statement of Financial Accounting Standards No. 142.

Deloitte & Touche LLP

February 17, 2003

Stamp No. 1857038

affixed to original.

(Public Document)

SANTANDER SECURITIES CORPORATION AND SUBSIDIARY
(An Indirect Wholly-Owned Subsidiary of Santander Central Hispano, S.A.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS	
Cash and cash equivalents	$ 8,515,051
Deposit in clearing broker	100,000
Securities owned, at fair value	22,724,081
Other receivables	6,557,346
Investment in limited partnership	200,000
Furniture, equipment and leasehold improvements, net	1,140,623
Goodwill	24,254,097
Other assets	2,823,077
TOTAL	$66,314,275
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 4,871,483
Obligations under capital leases	35,897
Due to clearing broker	136,144
Liabilities subordinated to claims of general creditors	33,925,000
Deferred income taxes	718,413
Total liabilities	39,686,937
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY:	
Common stock, $100 par value; authorized, 400,000 shares; issued and outstanding, 240,000 shares	24,000,000
Retained earnings	2,627,338
Total stockholder's equity	26,627,338
TOTAL	$66,314,275

See notes to consolidated statement of financial condition.

(Public Document)

SANTANDER SECURITIES CORPORATION AND SUBSIDIARY
(An Indirect Wholly-Owned Subsidiary of Santander Central Hispano, S.A.)

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business - Santander Securities Corporation and Subsidiary (the Company) is a Puerto Rico corporation and a wholly owned subsidiary of Administración de Bancos Latinoamericanos Santander, S.L. and an indirect wholly-owned subsidiary of Santander Central Hispano, S.A. The Company provides securities brokerage services and is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation (SIPC). The Company is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and the Uniform Securities Act of Puerto Rico. The Company is exempt from the provisions of Rule 15c3-3 under Paragraph (k)(2)(ii) because it promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers. In addition, the Company provides portfolio management services through its wholly owned subsidiary, Santander Asset Management Corporation (the Subsidiary). The Company is a registered investment adviser under Section 203(c) of the Investment Adviser Act of 1940.

The following is a summary of the Company's most significant accounting policies:

Use of Estimates - In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Brokerage Income and Expenses - Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

Securities Transactions - Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities Owned and Securities Sold, Not Yet Purchased - The Company acquires securities for trading. These securities owned are acquired and held principally for the purpose of selling them in the near term. Securities owned are carried at fair value and the resulting difference between cost and market is included in current results of operations.

Securities sold, not yet purchased, consist of trading securities sold but not held by the Company's own account. The Company is then obligated to purchase the securities at a future date. These securities are carried at fair value and are included as a liability in the accompanying consolidated statement of financial condition.

Investment Banking - Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Portfolio and Other Management and Advisory Fees - Revenues from portfolio and other management and advisory fees includes fees and advisory charges resulting from the asset management of certain funds.

Interest Income - Interest income on securities is recognized on a basis which produces a constant yield over the term of the security.

Premises and Equipment - Premises and equipment are stated at cost, less accumulated depreciation which is computed utilizing the straight-line method over the estimated useful lives of the assets which range between three and five years. Leasehold improvements are stated at cost and are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is lower. Gains or losses on dispositions are reflected in current operations. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are charged to expense as incurred.

Goodwill - The Company adopted Statement of Financial Accounting Standards No. 142 (SFAS No. 142), ***Goodwill and Other Intangible Assets*** effective January 1, 2002. This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes Accounting Principles Board ("APB") Opinion No.17, ***Intangible Assets***. SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS No. 142, goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets with finite useful lives will continue to be amortized over their useful lives. Based on an independent assessment of the value of the Company's goodwill at January 1, 2002 and October 1, 2002, it was determined that the Company's goodwill was not impaired.

Goodwill was recorded by the Company in connection with the acquisition of Merrill Lynch's retail brokerage business in Puerto Rico on February 25, 2000 and at January 1, 2002, the accumulated amortization amounted to $3,377,154.

Cash and Cash Equivalents - For purposes of the consolidated statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Income Taxes - The Company uses the asset and liability method for the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted tax laws and rates applicable to periods in which the temporary differences are expected to be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Fair Value of Financial Instruments – Assets, including cash and cash equivalents and other receivables are carried at amounts that approximate fair value. Securities owned are valued at fair value using quoted market prices for actual or similar instruments. Accounts payable, accrued expenses and all payables are carried at amounts which approximate fair value.

Recent Accounting Pronouncements which Affect the Company

On January 1, 2002, the Company adopted Statement of Financial Accounting No. 144 ***Accounting for the Impairment or Disposal of Long-Lived Assets***. This Statement requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions. The Company's adoption of this statement did not have any effect on its consolidated financial statements.

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145 (SFAS No. 145), ***Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections***. This Statement rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. This amendment is effective for fiscal years beginning after May 15, 2002.

SFAS No. 145 also amends SFAS No. 13, ***Accounting for Leases***, to require that certain lease modifications that have economic effect to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This amendment became effective for transactions occurring after May 15, 2002. The Company believes that the implementation of SFAS No. 145 will not have a material affect on the Company's consolidated financial statements.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146 (SFAS No. 146), ***Accounting for Costs Associated with Exit or Disposal Activities***. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. This Statement applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS No. 144. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company's adoption of this statement is not expected to have a material effect on its consolidated financial statements.

2. SECURITIES OWNED

Securities owned at December 31, 2002, carried at fair value, are as follows:

US Government and Agencies Obligations, $12,135,258 maturing within one to five years and $25,000 maturing after ten years, generally at fixed rates ranging from 3.47% to 4.00%	$12,160,258
PR Government Obligations, $569,969 maturing within one to five years, $683,173 maturing within five to ten years and $5,858,341 maturing after ten years, generally at fixed rates ranging from 4.75% to 11.00%.	7,111,483
Corporate Debt Securities, $289,878 maturing within one year, $324,246 maturing within five to ten years and $404,098 maturing after ten years, generally at fixed rates ranging from 6.50% to 11.50%.	1,018,222
Corporate Equity Securities	2,434,118
Total securities owned	$22,724,081

3. OTHER RECEIVABLES

Other receivables consist primarily of non-interest bearing advances resulting in notes receivable from employees under employment agreements, with maturities which range from two to five years.

4. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements at December 31, 2002, consist of:

Furniture and equipment	$ 2,188,734
Leasehold improvements	934,313
Total	3,123,047
Less accumulated depreciation	1,982,424
Furniture, equipment and leasehold improvements, net	$ 1,140,623

5. SUBORDINATED BORROWINGS FROM AN AFFILIATE AND OTHER RELATED PARTY TRANSACTIONS

The borrowings under subordination agreements with an affiliate at December 31, 2002, amounted to $26,500,000, $2,000,000 and $5,425,000, with an interest rate of 2.44%, 6.1775% and 2.44%, respectively, and are due on March 22, 2005, March 3, 2003 and March 31, 2003, respectively.

The subordinated borrowings described above, amounting to $26,500,000 and $2,000,000 are available in computing minimum net capital requirements under the SEC's Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) (refer to Note 7 to the consolidated financial statements). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. During 2002, interest on subordinated borrowings amounted to $1,026,291.

The Company paid $18,763 to an affiliate for operational and consulting services during the year ended December 31, 2002. Also, this affiliate leases office space to the Company under an operating lease agreement renewed annually. For the year ended December 31, 2002, lease expense amounted to approximately $754,000. Future minimum rental payments of approximately $754,000 will be paid during 2003.

6. INCOME TAXES

The Company is subject to Puerto Rico income tax at statutory rates. Under the provisions of the Puerto Rico Tax Reform Act of 1987, the Company is subject to regular tax or the alternative minimum tax, whichever is higher. Income on certain securities owned is exempt from Puerto Rico income tax.

At December 31, 2002, the Company has recognized a deferred tax asset and liability amounting to $76,250 and $718,413, respectively. The deferred tax asset resulted from net operating loss carryforwards amounting to $195,513 from prior years, which are available to offset future taxable income through 2007. The deferred tax liability resulted from the excess of the book basis over the tax basis of goodwill.

7. STOCKHOLDER'S EQUITY AND NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1 and has elected to compute its regulatory net capital requirement in accordance with the alternative net capital computation. The Company has entered into a clearing agreement (the Agreement) with Pershing (the Clearing Broker), a division of Donaldson, Lufkin & Jenrette Securities Corporation, which is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission (SEC). The Clearing Broker has agreed to establish a separate reserve account for proprietary assets held by the Company so that the Company can treat these assets as allowable assets under SEC Rule 15c3-1. The Clearing Broker will perform a separate computation for Proprietary Accounts (PAIB Assets) of the Company in accordance with the customer reserve computation set forth in SEC Rule 15c3-3 (customer reserve formula) with various modifications. Under the alternative net capital computation, net capital, as defined, shall not be less than $250,000. At December 31, 2002, the Company had net regulatory capital, as defined, of $17,123,376, which was $16,873,376 in excess of its required regulatory net capital.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company is involved as plaintiff or defendant in a variety of routine litigation incidental to the normal course of business. Management believes, based on the opinion of legal counsel, that it has adequate defense with respect to such litigation and that any losses therefrom, would not have a material adverse effect on the consolidated results of operations or consolidated financial position of the Company.

Commitments

Under the terms of the Agreement, the Clearing Broker clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Company has agreed to maintain a deposit of $100,000 and to indemnify its Clearing Broker for losses that the clearing broker may sustain for the Company's customers. As of December 31, 2002, there were no obligations to the clearing broker under this provision of the Agreement.

The Company has entered into a capital lease agreement for the acquisition of office equipment expiring in 2004. The minimum lease payments as of December 31, 2002, are as follows:

Year	Amount
2003	$ 24,968
2004	10,929
2005	6,709
2006	3,354
Total minimum lease payments	45,960
Less - Amounts representing interest at approximately 10.58%	10,063
Present value of future minimum lease payments	$ 35,897

9. EMPLOYEE BENEFIT PLAN

The Company has a deferred arrangement profit sharing 1165(e) plan, which became effective January 1, 1997. Under this plan, the Company makes contributions to match 50% of employees' allowable contributions as defined under the Internal Revenue Code of Puerto Rico. In addition, the plan provides for Company contributions based on compensation of eligible employees, as defined. The Company's contributions to the plan amounted to $443,216 in 2002. The Company's contribution becomes 100% vested once the employee attains five years of service.

* * * * * *